UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                      SINO-AMERICAN DEVELOPMENT CORPORATION
   --------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82935J106
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                              Kevin K. Leung, Esq.
                       10900 Wilshire Boulevard, Suite 500
                          Los Angeles, California 90024
                                 (310) 208-1182
   --------------------------------------------------------------------------
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 11, 2006
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 82935J106
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Erick E. Richardson, Jr.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [_] (b) [X]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*

         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)  [__]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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NUMBER OF                  7       SOLE VOTING POWER
SHARES
BENEFICIALLY                       20,799,238
OWNED BY                   -----------------------------------------------------
EACH                       8       SHARED VOTING POWER
REPORTING
PERSON WITH                        N/A
                           -----------------------------------------------------
                           9       SOLE DISPOSITIVE POWER

                                   20,799,238
                           -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   N/A

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,799,238
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         50.8%
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14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS.

Item 1            Security and Issuer

This statement relates to the common stock, par value $0.001 per share ("Common Stock"), of SINO-American Development Corporation, a Nevada corporation (the "Company"). The address of the Company's principal executive office is 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024.

Item 2            Identity and Background

(a) This Schedule 13D is being filed on behalf of Mr. Erick E. Richardson, Jr. (the "Reporting Person").

(b) Business address: 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024.

(c) The Reporting Person is currently a partner at the law firm of Richardson & Patel LLP, whose principal address is 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3            Source and Amount of Funds or Other Considerations

On December 11, 2006, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") by and among the Company and various purchasers signatory thereto, including the Reporting Person, who thereby purchased 6,933,929 shares of the Company's Common Stock for total cash consideration of $6,933.93. A copy of the Stock Purchase Agreement is attached hereto as Exhibit A.

On December 11, 2006, the Reporting Person also purchased 13,865,309 shares of the Company's Common Stock for total cash consideration of $326,316.07 in a privately negotiated transaction with four stockholders of the Company.

In the above transactions, the Reporting Person acquired a total of 20,799,238 shares of the Company's Common Stock (the "Shares") for total cash consideration of $333,250.00 (the "Consideration"). No part of the Consideration was borrowed or otherwise obtained from third parties for the purpose of acquiring, holding, trading, or voting the Shares.

Item 4            Purpose of Transaction

The Reporting Person acquired the Shares for the purpose of acquiring a controlling interest in the Company. As a result of the transactions, the Reporting Person is the record holder of approximately 50.8% of the Company's issued and outstanding Common Stock. As a majority stockholder of the Company, in the future the Reporting Person may actively pursue proposals which could relate to or would result in the following: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

In connection with the transactions, the following directors of the Company agreed to resign: Fang Zhong, Hu Min, Fang Wei Jun, Fang Wei Feng, and Dick R. Lee. In addition, the parties agreed that Silas Philips shall be appointed President, Chief Executive Officer, Treasurer, Chief Financial Officer, Secretary, and a director. Reference is made to Items 5.01 and 5.02 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2006, which is incorporated by reference.

Item 5            Interest in Securities of the Company

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person can be found in rows 11 and 13 of the Cover Page to this Schedule 13D, which are hereby incorporated by reference.

(b) The powers that the Reporting Person has with respect to the shares discussed herein are reflected in rows 7 through 10 of the Cover Page, which are hereby incorporated by reference.

(c) All transactions in the class of securities reported on that were effected by the Reporting Person during the past 60 days are discussed in Item 3 herein.

(d) None.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 herein is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings, or relationships.

Item 7            Materials to be Filed as Exhibits

A. Stock Purchase Agreement by and among the Company and the purchasers signatory thereto dated December 11, 2006.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   December 21, 2006


                                  /s/ Erick E. Richardson, Jr.
                                  --------------------------------------
                                  Erick E. Richardson, Jr.

                                    EXHIBIT A

                      SINO-AMERICAN DEVELOPMENT CORPORATION

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made as of December 11, 2006 by and among SINO-American Development Corporation, a Nevada corporation (the "Company") and each of the undersigned purchasers identified on the signature pages hereto and on Schedule A attached hereto (collectively, the "Purchasers").

         WHEREAS, subject to the terms and conditions of this Agreement and the other documents or instruments contemplated hereby:

         A. The Company desires to sell and issue to Purchasers and Purchasers desires to purchase from the Company 12,505,000 newly issued shares (the "Shares") of the Company's common stock, par value $0.001 (the "Common Stock") for an aggregate subscription price of Twelve Thousand Five Hundred Five dollars ($12,505); and

         B. After the Closing (as defined in Section 2), the Company may effect a Spin-Off (as defined and described more fully in Section 4.1) of the Company's sole operating subsidiary.

         NOW, THEREFORE, the parties hereby agree as follows:

Section 1.        Purchase and Sale.

1.1 Shares to be Purchased and Sold. On the terms and subject to the conditions of this Agreement, at the Closing, the Company shall sell, issue, and deliver to Purchasers, and Purchasers shall purchase, acquire and accept delivery of fully paid and non-assessable Shares.

1.2 Purchase Price. Subject to the terms and conditions of this Agreement, as consideration for the Shares, Purchasers hereby agrees to pay and deliver to the Company's designated agent, Etech Securities, Inc., at the Closing an aggregate of Twelve Thousand Five Hundred Five dollars ($12,505) (the "Purchase Price").

1.3 Review of Documents. Purchasers' purchase of the Shares shall be subject to and conditional upon its reasonable review of corporate records and documents relating to the Company's financial, business and legal condition ("Due Diligence"). The Company acknowledges that the Purchasers and its representatives, accountants, lenders, guarantors and counsel, (collectively the "Representatives") shall be entitled to perform such Due Diligence as the Purchasers and its Representatives deem necessary prior to the Closing. The Company hereby agrees to promptly provide Purchasers with such available Due Diligence information as Purchasers and its Representatives shall reasonably request, including but not limited to the Company's: (i) Articles of Incorporation, (ii) Bylaws, (iii) minutes of Board of Director meetings, (iv) financial statements, (iv) tax returns, or (v) material agreements.

Section 2.        Closing.

2.1 Time and Place. The closing of the purchase and sale of the Shares (the "Closing") shall take place at the offices of Richardson & Patel LLP, 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024 on or before December 11, 2006, or such other date and time as the parties may mutually agree (the "Closing Date"), upon satisfaction of the closing conditions set forth in
Section 3 of this Agreement.

2.2 Escrow. The Company agrees to execute and deliver an escrow agreement substantially in the form attached as Exhibit A (the "Escrow Agreement") with a mutually acceptable escrow agent ("Escrow Agent") for this transaction, which Escrow Agent shall hold and distribute the Purchase Price and the Shares as required by the terms of this Agreement and the Escrow Agreement.

Section 3.        Conditions to Closing.

3.1 Conditions to Obligations of Purchasers. The obligations of Purchasers under this Agreement shall be subject to each of the following conditions:

                  (a) Closing Deliveries. At the Closing, the Company shall have delivered or caused to be delivered to the Escrow Agent the following:

                      (i) this Agreement, duly executed by the Company;

                      (ii) the Registration Rights Agreement referred to in
Section 8 below, duly executed by the Company;

                      (iii) a duly executed copy of the Assignment and Assumption Agreement referred to in Section 4.1 below;

                      (iv) a copy of the transfer agent instruction letter delivered to Company's transfer agent directing the issuance of the Shares to the Purchasers; and

                      (v) such other documents as Purchasers or its counsel may reasonably request in connection with the transactions contemplated hereby.

                  (b) Truthfulness and Accuracy of Representations and Warranties. The representations and warranties of the Company contained herein shall be true in all material respects at the Closing, with the same effect as though made at such time. The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing.

                  (c) Satisfaction of Closing Conditions of Related Stock Purchase Agreement. All of the Closing conditions set forth in the separate Stock Purchase Agreement of even date herewith between Purchasers and certain stockholders (the "Selling Stockholders") of the Company shall have been fully satisfied.

3.2 Conditions to Obligations of Company. The obligations of the Company under this Agreement shall be subject to each of the following conditions:

                  (a) Closing Deliveries. At the Closing, the Purchasers shall have delivered or caused to be delivered to the Escrow Agent the following:

                      (i) this Agreement, duly executed by Purchasers;

                      (ii) the Purchase Price by wire transfer to the account of the Escrow Agent, as per the terms of the Escrow Agreement; and

                      (iii) such other documents as the Company or its counsel may reasonably request in connection with the transactions contemplated hereby.

                  (b) Truthfulness and Accuracy of Representations and Warranties. The representations and warranties of the Purchasers contained herein shall be true in all material respects at the Closing, with the same effect as though made at such time. The Purchasers shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing.

                  (c) Satisfaction of Closing Conditions of Related Stock Purchase Agreement. All of the Closing conditions set forth in the separate Stock Purchase Agreement of even date herewith between Purchasers and the Selling Stockholders shall have been fully satisfied.

Section 4.        Covenants.

In connection with the purchase and sale of the Shares, the parties hereby covenant as follows:

4.1 Spin-Off.

                  (a) After the Closing, all current assets of the Company shall be transferred to Town House Land Limited, the Company's sole operating subsidiary (the "Subsidiary"), and all of the Company's liabilities shall be assumed by the Subsidiary. Contemporaneously with the execution and delivery of this Agreement, the Company and Subsidiary are executing and delivering an assignment and assumption agreement pursuant to which the Company and Subsidiary agree to effect the foregoing transaction (the "Assignment and Assumption Agreement").

                  (b) Immediately after the closing of any future transaction whereby the Company acquires control and ownership of another company, the Company shall transfer all of the shares of the Subsidiary held by the Company to a trust, the beneficiaries of which shall be the stockholders of the Company immediately prior to Closing (the "Trust").

                  (c) Any and all debts, payables and liabilities of Company shall be settled and the Company shall be free of assets and liabilities as of the closing date of the foregoing transactions. Collectively, the foregoing transactions in this Section 4.1 are referred to as the "Spin-Off."

Section 5.        Representations and Warranties of the Company.

         The Company hereby represents and warrants to Purchasers as follows:

5.1 Organization, Qualification, and Corporate Power.

                  (a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada. The Company has qualified to do business in all jurisdictions in which it conducts business, where the failure to so qualify would have a material adverse effect on the Company. The Company has not received written notice from any other jurisdiction that qualification may be required. The Company is not subject to any actual or contingent liability for failure to qualify to do business in any jurisdiction.

                  (b) The Company has one (1) wholly owned subsidiary named Town House Land Limited, a limited liability company duly organized, validly existing and in good standing under the laws of the Hong Kong Special Administrative Region in The People's Republic of China ("PRC"). On the date hereof, Town House Land Limited owns 97% of the issued and outstanding shares of registered capital of Town House Land (Wuhan) Limited, a limited liability company organized in the PRC in the City of Wuhan, Hubei Province ("Wuhan Town House"). Wuhan Town House directly owns 100% of the equity interest in (1) Town House Land (Miami) Corporation, a Florida corporation, and (2) Town House Land (USA), Inc., a California Corporation.

5.2 Capitalization.

                  (a) On the date hereof: (A) the entire authorized capital stock of the Company consists of: (i) 150,000,000 of shares of Common Stock and
(ii) 50,000,000 shares of the Company's preferred stock, par value $0.001 (the "Preferred Stock"), and (B) there are 28,416,500 shares of Common Stock issued and outstanding. There are no shares of Preferred Stock issued and outstanding. There are no shares of Common Stock held in treasury. At Closing, all of the issued and outstanding shares of Common Stock, including the Shares purchased hereunder, are and shall have been duly authorized and will be validly issued, fully paid, and non-assessable. As of Closing: (i) there will be no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock and (ii) there will be no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company.

                  (b) On the date hereof: (A) the entire authorized capital stock of the Subsidiary consists of 500,000 shares of common stock (the "Subsidiary Shares"), of which all 500,000 shares of common stock are issued and outstanding and held by the Company. No other Subsidiary Shares are issued and outstanding. At Closing, all of the issued and outstanding Subsidiary Shares shall have been duly authorized and will be validly issued, fully paid, and non-assessable. As of Closing: (i) there will be no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Subsidiary to issue, sell, or otherwise cause to become outstanding any of its capital stock and (ii) there will be no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Subsidiary.

5.3 Authorization of Transaction. The Company has full power and authority (including full corporate power and authority) to execute and deliver this Agreement or any other document or instrument contemplated hereby or thereby (collectively, the "Transaction Documents"), and to perform its obligations under any Transaction Document. The Transaction Documents constitute valid and legally binding obligations of the Company, enforceable in accordance with the terms and conditions thereof.

5.4 Noncontravention. Neither the execution and the delivery of any Transaction Document, nor the consummation of the transactions contemplated thereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which either the Company or Subsidiary is subject or any provision of the charter or bylaws of the Company or Subsidiary, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which either the Company or Subsidiary is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets). To the knowledge of the Company, and other than in connection with the provisions of the Nevada Revised Statutes, the Securities Exchange Act of 1934 (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), and any state securities laws, neither the Company nor Subsidiary needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the parties to consummate the transactions contemplated by the Transaction Documents.

5.5 Subsidiaries. After giving effect to the Spin-Off, the Company will have no subsidiaries. The Company's Board of Directors has approved the Spin-Off of the Subsidiary to its stockholders and in connection therewith has declared a dividend of all of the issued and outstanding stock of the Subsidiary payable to the Company Stockholders of record as of December 8, 2006. The Spin-Off shall be completed and the dividend paid by the Company within sixty (60) days following the Closing Date. Other than its ownership of the Subsidiary, the Company has no assets. As of the date hereof and the Closing Date, no person or entity has any lien, security interest or claim against the Company's assets, whether now existing or hereafter acquired.

5.6 Litigation. There is no action, suit, proceeding, or claim, pending or to the knowledge of the Company, threatened, and no investigation by any court or government or governmental agency or instrumentality, domestic or foreign, pending or to the knowledge of the Company, threatened, against the Company or the Subsidiary, nor is there any outstanding order, writ, judgment, stipulation, injunction, decree, determination, award, or other order of any court or government or governmental agency or instrumentality, domestic or foreign, against the Company or the Subsidiary.

5.7 Material Adverse Change. Since the date of any Transaction Document and up to Closing, other than the actions contemplated in any Transaction Document prior to Closing, there has been no (i) adverse effect on the legality, validity or enforceability of any Transaction Document, or (ii) material and adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company.

5.8 Listing of the shares of Common Stock. The Company's Common Stock is listed for trading on the OTC Bulletin Board (hereinafter referred to as the "OTC"). The Company is in compliance with all rules, regulations and listing requirements of the OTC. The Company has not received any notices or other communication with respect to any violations or potential violations of any rules, regulations and listing requirements of OTC.

5.9 Taxes. The Company has timely and accurately filed, or caused to be timely and accurately filed, all tax returns required to be filed by it, and has paid, collected or withheld, or caused to be paid, collected or withheld, all amounts of taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves have been established and which are being contested in good faith. There are no claims or assessments pending against the Company for any alleged deficiency in any tax, there are no pending or, to the Knowledge of the Company, threatened audits or investigations for or relating to any liability in respect of any taxes, and the Company has not been notified in writing of any proposed tax claims or assessments against the Company (other than in each case, claims or assessments for which adequate reserves have been established and which are being contested in good faith). The Company has not executed any waivers or extensions of any applicable statute of limitations to assess any amount of taxes. There are no outstanding requests by the Company for any extension of time within which to file any tax return or within which to pay any amounts of taxes shown to be due on any tax return. To the knowledge of the Company, there are no liens for taxes on the assets of the Company except for statutory liens for current taxes not yet due and payable. There are no outstanding powers of attorney enabling any party to represent the Company with respect to taxes. Other than with respect to the Company, the Company is not liable for taxes of any other person or entity, or is not currently under any contractual obligation to indemnify any person or entity with respect to any amounts of taxes, or is a party to any tax sharing agreement or any other agreement providing for payments by the Company with respect to any amounts of taxes. The Company has not engaged in any transaction which requires its participation to be disclosed under Treas. Reg. Sec. 1.6011-4.

5.10     Financial Statements and SEC Filings.

                  (a) The consolidated financial statements (hereinafter referred to collectively as the "Company Audited Financial Statements") of the Company and its consolidated subsidiaries contained in its Form 10-KSB with respect to the fiscal year ended December 31, 2005 and 2004, are true and correct and have been prepared in conformity with GAAP consistently applied throughout the periods to which such financial statements relate. The Company Audited Financial Statements fairly present, in all material respects in conformity with such principles as so applied, the consolidated financial position and results of operations and cash flows of the Company, at the dates shown and for the periods therein specified. The balance sheet constituting a part of the Company Audited Financial Statements fairly present in all material respects all consolidated liabilities of the Company, on a consolidated basis, of the types normally reflected in balance sheets as and at the respective dates thereof.

                  (b) The consolidated financial statements (hereinafter referred to as the "Company Interim Financial Statements" and, together with the Company Audited Financial Statements, herein referred to as the "Company Historical Financial Statements") of the Company and its consolidated subsidiaries contained in its Form 10-QSB with respect to the quarters ending March 31, 2006, June 30, 2006 and September 30, 2006 are true and correct and have been prepared in conformity with GAAP consistently applied throughout the periods to which such financial statements relate. The Company Interim Financial Statements fairly present in all material respects in conformity with such principles so applied, the consolidated financial position and results of operations and cash flows of the Company, on a consolidated basis, at the dates shown and for the periods therein specified. The balance sheets constituting a part of the Company Interim Financial Statements fairly present, in all material respects, all liabilities of the Company, on a consolidated basis of the types normally reflected in balance sheets as and at the respective date thereof.

                  (c) The Company is a reporting company registered under
Section 12(g) of the Exchange Act. The Company has filed on a timely basis all forms, reports and documents required to be filed with the Securities and Exchange Commission ("SEC") since January 1, 2004. All such required forms, reports and documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the "Company SEC Reports." As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such the Company SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the principal executive officer of the Company and the principal financial officer of the Company (as defined under the Sarbanes-Oxley Act of 2002), or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable, has made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Reports pursuant to the Exchange Act, when applicable.

                  (d) There has never been any stop order issued or, to the knowledge of the Company, any administrative investigation or proceeding undertaken by the SEC with respect to the Company and its directors and officers.

5.11 Undisclosed Liabilities. Except otherwise disclosed in this Agreement or disclosed in the Company's historical financial statements, the Company does not have any liabilities, whether accrued, absolute, contingent, or otherwise, whether due or to become due and whether the amount thereof is readily ascertainable or not, other than liabilities which, individually or in the aggregate, would not have a material adverse effect, or any unrealized or anticipated losses from any unfavorable commitments, other than those which, individually or in the aggregate, would not have a material adverse effect.

5.12 Broker's Fees. Neither the Company nor Subsidiary is a party to any advisory, finder's or broker's agreement with respect to the consummation of the transactions contemplated by this Agreement.

5.13 Compliance with Law. The Company and Subsidiary are in material compliance with all laws, ordinances and governmental rules and regulations, whether foreign, federal, state or local, to which the Company and Subsidiary are subject.

5.14 Assignment and Assumption. Upon Closing and execution and delivery of the Assignment and Assumption Agreement, the Company (i) will transfer all of its assets and liabilities to the Subsidiary and (ii) will have no liabilities whatsoever at the parent level.

Section 6.        Representations and Warranties of Purchasers.

6.1 Authority. The Purchasers hereby represent and warrant to the Company that Purchasers has all requisite power and authority (corporate or otherwise) to execute, deliver and perform the Transaction Documents and the transactions contemplated thereby, and the execution, delivery and performance by Purchasers of the Transaction Documents have been duly authorized by all requisite action by Purchasers and each such Transaction Document, when executed and delivered by Purchasers, constitutes a valid and binding obligation of Purchasers, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.2      Investment and Related Representations.

                  (a) Shares as "Restricted" Securities. The Purchasers are aware that neither the Shares nor the offer or sale thereof to the Purchasers have been registered under the Securities Act, or under any foreign or state securities law. The Purchasers acknowledge that the Shares are being offered pursuant to certain exemptions from Section 5 of the Securities Act for offers and sale of securities not involving an issuer, underwriter, or dealer. The Purchasers understand that the Shares are "restricted" securities under U.S. federal securities laws inasmuch as they are being acquired from an affiliate of the issuer and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. The Purchasers represent that they are familiar in general with Rule 144 under the Securities Act (which provides generally for a one year holding period and limitations on the amount of "restricted" securities that can be sold in compliance with the rule upon completion of the holding period), and understand the resale limitations imposed thereby and by the Securities Act. The Purchasers understand that each certificate representing the Shares and any other securities issued in respect of the Shares upon any stock split, stock dividend, recapitalization, merger or similar event (unless no longer required in the opinion of counsel for the Company) shall be stamped or otherwise imprinted with legends substantially in the following form (in addition to any legend that may now or hereafter be required by applicable state law):

         "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO SUCH SECURITIES, OR DELIVERY OF AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF SUCH SECURITIES THAT SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS IN FULL COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, OR UNLESS SOLD IN COMPLIANCE WITH RULE 144 UNDER SUCH ACT."

The Purchasers agree that they will not sell any portion of the Shares except pursuant to registration under the Securities Act or pursuant to an available exemption from registration under the Securities Act. The Purchasers understand that the Company shall refuse to transfer the Shares except in accordance with the restrictions and agreements of the Purchasers set forth in this Section 5.1.

                  (b) Investment Representation. The Shares are being acquired by the Purchasers pursuant to this Agreement for investment and not with a view to the public resale or distribution thereof unless pursuant to an effective registration statement or exemption under the Securities Act.

                  (c) No Public Solicitation. The Purchasers are acquiring the Shares after private negotiation and are not receiving the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

                  (d) Investor Sophistication and Ability to Bear Risk of Loss. Each Purchaser, either alone or together with its representatives, acknowledges that it has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Each Purchaser acknowledges that it is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

                  (e) Informed Investment Decision. The Purchasers have received all information that they requested from the Company in order to make an informed investment decision with respect to the Shares.

                  (f) Purchaser Status. At the time any Purchaser receives any of the Shares, such Purchaser will be an "accredited investor" as defined in Rule 501 under the Securities Act.

Section 7.        Indemnification.

7.1 Indemnification by Company. The Company hereby agrees to indemnify and hold harmless the Purchasers and its respective affiliates, officers, directors, partners, members, managers, stockholders, employees, and agents from and against any and all losses, claims, damages, judgments, penalties, liabilities, and deficiencies, and agrees to reimburse the Purchasers for all reasonable out-of-pocket expenses (including reasonable fees and expenses of legal counsel), in each case promptly as incurred by the other, to the extent arising out of or in connection with: (i) any material misrepresentation, omission, or material breach of any of the Company' representations or warranties contained in this Agreement; (ii) any failure by the Company to perform any of their covenants, agreements, undertakings, or obligations set forth in this Agreement or any ancillary agreement hereto, or (iii) any operations of the Company or transactions involving the Company occurring on or prior to the Closing Date.

7.2 Indemnification by Purchasers. The Purchasers hereby agrees to indemnify and hold harmless the Company and their respective affiliates, officers, directors, partners, members, managers, stockholders, employees, and agents from and against any and all losses, claims, damages, judgments, penalties, liabilities, and deficiencies, and agrees to reimburse the Company for all reasonable out-of-pocket expenses (including reasonable fees and expenses of legal counsel), in each case promptly as incurred by the other, to the extent arising out of or in connection with: (i) any material misrepresentation or material breach of any of the Purchasers' representations or warranties contained in this Agreement; (ii) any failure by the Purchasers to perform any of its covenants, agreements, undertakings, or obligations set forth in this Agreement or any ancillary agreement hereto, or (iii) any operations of the Purchasers or transactions involving the Purchasers occurring on or prior to the Closing Date.

Section 8.        Registration Rights.

         Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement pursuant to which the Company has agreed to provide to Purchasers and certain stockholders of the Company registration rights under the Securities Act, and the rules and regulations promulgated there under, and applicable state securities laws.

Section 9.        Successors and Assigns.

         This Agreement shall bind and inure to the benefit of the Company, Purchasers and their respective successors and assigns.

Section 10.       Entire Agreement.

         This Agreement and the other writings and agreements referred to in this Agreement or delivered pursuant to this Agreement contain the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto.

Section 11.       Notices.

         All notices, demands and requests of any kind to be delivered to any party in connection with this Agreement shall be in writing and shall be deemed to have been duly given if (i) personally delivered, (ii) sent by telecopy, electronic mail or facsimile transmission, (iii) sent by internationally-recognized overnight courier, or (iv) sent by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:
                  If to the Company, to:

                            SINO-American Development Corporation
                            1427 West Valley Boulevard, Suite 101
                            Alhambra, CA 91803
                            Fax: (626) 281-5701
                            Attention: Fang Zhong, Chief Executive Officer

                  If to Purchasers, to:

                            RP Capital, LLC
                            10900 Wilshire Boulevard, Suite 500
                            Los Angeles, CA 90024
                            Fax: (310) 208-1154
                            Attention: Kevin K. Leung, Esq.

or to such other address as the party to whom notice is to be given may have furnished to the other parties to this Agreement in writing in accordance with the provisions of this Section 11. Any such notice or communication shall be deemed to have been received (i) in the case of personal delivery, telecopy, electronic mail or facsimile transmission, on the date of such delivery, (ii) in the case of internationally-recognized overnight courier, on the next business day after the date when sent and (iii) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted.

Section 12.       Independence of Agreements, Covenants, Representations and
                  Warranties.

         All agreements and covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain agreement or covenant, the fact that such action or condition is permitted by another agreement or covenant shall not affect the occurrence of such default, unless expressly permitted under an exception to such covenant. In addition, all representations and warranties hereunder shall be given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached will not affect the incorrectness of or a breach of a representation and warranty hereunder.

Section 13.       Severability.

         It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 14.       Amendments.

         This Agreement may not be modified or amended, or any of the provisions of this Agreement waived, except by written agreement of the Company and Purchasers.

Section 15.       Headings.

         The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 16.       Governing  Law.

         All questions concerning the construction, interpretation and validity of this Agreement shall be governed by and construed and enforced in accordance with the domestic laws of California without giving effect to any choice or conflict of law provision or rule (whether in the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California. In furtherance of the foregoing, the internal laws of the State of California will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily or necessarily apply. Any action brought under this Agreement shall be brought in a state or Federal court having competent subject matter jurisdiction and located in the City of Los Angeles in accordance with the applicable procedure therefore.

Section 17.       Counterparts.

         This Agreement may be executed in any number of counterparts, and each such counterpart of this Agreement shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Facsimile counterpart signatures to this Agreement shall be acceptable and binding.

Section 18.       Survival of Representations, Warranties and Agreements.

         All representations, warranties and statements made by a party to in this Agreement or in any document or certificate delivered pursuant hereto shall survive the Closing Date. Each of the parties hereto is executing and carrying out the provisions of this Agreement in reliance upon the representations, warranties and covenants and agreements contained in this Agreement or at the closing of the transactions herein provided for and not upon any investigation which it might have made or any representations, warranty, agreement, promise or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

Section 19.       Access to Books and Records.

         During the course of this transaction through Closing, each party agrees to make available for inspection all corporate books, records and assets, and otherwise afford to each other and their respective representatives, reasonable access to all documentation and other information concerning the business, financial and legal conditions of each other for the purpose of conducting a due diligence investigation thereof. Such due diligence investigation shall be for the purpose of satisfying each party as to the business, financial and legal condition of each other for the purpose of determining the desirability of consummating the proposed transaction. The parties further agree to keep confidential and not use for their own benefit, except in accordance with this Agreement any information or documentation obtained in connection with any such investigation.

Section 20.       Further Assurances.

         If, at any time after the Closing, the parties hereby mutually agree that any further deeds, assignments or assurances in law or that any other things are necessary, desirable or proper to complete the transactions contemplated hereby in accordance with the terms of this agreement or to vest, perfect or confirm, of record or otherwise, the title to any property or rights of the parties hereto, the parties agree that their proper officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors the parties are fully authorized to take any and all such action.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, each of the undersigned has duly executed this Stock Purchase Agreement as of the date first written above.



THE COMPANY:                        SINO-AMERICAN
                                    DEVELOPMENT CORPORATION



                                    By:  ________________________
                                           Fang Zhong
                                           Chief Executive Officer







THE PURCHASERS:                     [Signatures set forth in Schedule A]